Ref: PGC/ltop/adr0304

04024230

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

1 April 2004

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL PROCESSING
RECEIVED
APR 09 2004
SECTION

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 16 March to 31 March together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
APR 15 2004
THOMSON
FINANCIAL

dlw 4/14

SCHEDULE OF DOCUMENTS ISSUED
16 MARCH 2004 TO 31 MARCH 2004

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)			
•	16 March 2004	-	Block listing interim review
•	31 March 2004	-	Director shareholdings

PAUL COOPER
1 APRIL 2004

Ref: PGC/04rns05

31 March 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	692678
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT - GUS PLC Director Shareholdings

On 30 March 2004, Towers Perrin Share Plan Services (Guernsey) Limited made the following disposal of Ordinary shares of 25p each in the Company: 1,760,000 Ordinary shares as trustee of The GUS plc ESOP Trust No. 3 at a price of £7.335 per share.

Directors of the Company are potential beneficiaries of this ESOP and accordingly this share sale is deemed to reduce their interests in the Ordinary share capital of the Company.

These shares were held for the purpose of hedging Employer's National Insurance Contribution liabilities arising from the Company's employee share incentive schemes. Following a change in accounting standards, these hedging arrangements are being restructured. The Company will continue to hedge these liabilities, by means of a number of equity swap transactions covering 1,760,000 Ordinary shares.

82-5017

GUS

Ref: PGC/klf

15 March 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Block Listing Return

I attach the first Block Listing return in respect of the listing on 4 August 2003 of 276,052 GUS shares in connection with our Executive Share Option scheme and should be grateful if you would arrange for the release of this on the Regulatory News Service under the number indicated. A copy of this letter is also being sent to the Listing Applications department and I would apologise for the delay in dealing with this matter.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	849821

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 4 AUGUST 2003 RE 276,052 SHARES))
3.	Period of return:	From 04.08.03 to 03.02.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	276,052 ORDINARY SHARES
5.	Number of shares issued/allotted under *scheme* during period:	245,367 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	30,685 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and *the date of admission:*	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,013,844,848 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET MANCHESTER M60 1XA
Telephone:	0870 836 4064	

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: [signature]